UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

California Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13057Q305

(CUSIP Number)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305	13D	Page 1 of 8 pages

1	Names of Reporting Persons GoldenTree Asset Management LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,543,115
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,543,115

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,115
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person PN

CUSIP No. 13057Q305	13D	Page 2 of 8 pages

1	Names of Reporting Persons GoldenTree Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,543,115
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,543,115

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,115
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person OO

CUSIP No. 13057Q305	13D	Page 3 of 8 pages

1	Names of Reporting Persons Steven A. Tananbaum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,543,115
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,543,115

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,115
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person IN

CUSIP No. 13057Q305	13D	Page 4 of 8 pages

Explanatory Note

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends and supplements the Schedule 13D originally filed with the SEC on November 6, 2020 (as amended to date, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of California Resources Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following information at the end of Item 3:

From June 17, 2022 to July 1, 2022, the Advisor purchased 401,380 shares of Common Stock for aggregate consideration of approximately $16 million in a series of open-market transactions.

The Reporting Persons obtained the funds used to acquire their interests in the Issuer’s securities through capital contributions from their partners and members.

CUSIP No. 13057Q305	13D	Page 5 of 8 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 73,470,932 shares of Common Stock outstanding as of September 30, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2022:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
GoldenTree Asset Management LP	2,543,115	3.5%	0	2,543,115	0	2,543,115
GoldenTree Asset Management LLC	2,543,115	3.5%	0	2,543,115	0	2,543,115
Steven A. Tananbaum	2,543,115	3.5%	0	2,543,115	0	2,543,115

The Advisor is the beneficial owner of 2,354,178 shares of Common Stock, which includes 188,937 shares of Common Stock underlying Warrants that are exercisable within 60 days. The General Partner is the general partner of the Advisor. Mr. Tananbaum is the managing member of the General Partner.

(c) From April 5, 2022 through April 20, 2022, the Reporting Persons disposed of 849,668 shares of Common Stock in a series of open-market transactions.

From August 5, 2022 through August 12, 2022, the Reporting Persons disposed of 233,082 shares of Common Stock in a series of open-market transactions. For the amount of shares acquired within 60 days of August 12, 2022, see Item 3.

From August 15, 2022 through August 22, 2022, the Reporting Persons disposed of 821,958 shares of Common Stock in a series of open-market transactions.

From August 29, 2022 through October 25, 2022, the Reporting Persons disposed of 691,570 shares of Common Stock in a series of open-market transactions.

From October 26, 2022 through November 11, 2022, the Reporting Persons disposed of 933,201 shares of Common Stock in a series of open-market transactions.

CUSIP No. 13057Q305	13D	Page 6 of 8 pages

From November 14, 2022 through January 12, 2023, the Reporting Persons disposed of 1,015,315 shares of Common Stock in a series of open-market transactions.

Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Date	Shares Disposed Of	Weighted Average Price Per Share
April 5, 2022	200,000	$44.3735
April 6, 2022	29,302	$44.0734
April 12, 2022	117,243	$45.3288
April 13, 2022	247,156	$44.6756
April 14, 2022	134,077	$44.6083
April 20, 2022	121,890	$47.2976
August 5, 2022	35,557	$43.9877
August 9, 2022	100,000	$44.4710
August 12, 2022	97,525	$46.0262
August 15, 2022	200,000	$46.0470
August 17, 2022	67,568	$47.8063
August 18, 2022	300,000	$48.7378
August 19, 2022	174,062	$48.6391
August 22, 2022	80,328	$48.7341
August 29, 2022	75,584	$51.0565
August 31, 2022	125,000	$50.0012
September 12, 2022	68,387	$46.0029
October 4, 2022	160,000	$41.6659
October 6, 2022	107,048	$42.7032
October 7, 2022	52,441	$42.7942
October 24, 2022	18,967	$43.8750
October 25, 2022	84,143	$43.4294
October 26, 2022	46,890	$44.8855
October 27, 2022	100,000	$45.1688
November 1, 2022	50,000	$45.1815
November 3, 2022	150,418	$47.0692
November 4, 2022	150,000	$48.0165
November 7, 2022	36,830	$48.8140
November 8, 2022	57,034	$48.4037
November 10, 2022	88,620	$46.4802
November 11, 2022	253,409	$47.8279
November 14, 2022	23,912	$47.2606
November 25, 2022	11,737	$46.4151
December 1, 2022	11,505	$45.7642
December 5, 2022	16,194	$45.7776
December 9, 2022	76,969	$40.6856
December 12, 2022	23,031	$41.0708
January 9, 2023	71,753	$43.0268
January 10, 2023	218,362	$42.7263
January 11, 2023	298,574	$43.2173
January 12, 2023	263,278	$44.7929

(d)	None.

CUSIP No. 13057Q305	13D	Page 7 of 8 pages

(e)	As of January 12, 2023, the Reporting Persons ceased to be the beneficial owners of greater than 5% of the Issuer’s shares of Common Stock.

CUSIP No. 13057Q305	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023

Goldentree Asset Management LP
By: GoldenTree Asset Management LLC, its general partner

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

Goldentree Asset Management LLC

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

Steven A. Tananbaum

/s/ Steven A. Tananbaum